Exhibit 99.3

SUBSCRIPTION AGREEMENT

THIS AGREEMENT is made as of  April 9, 2009;

BETWEEN:

MCWATTERS MINING INC., a corporation existing under Part IA of the Companies Act (Quebec)

(“Seller”)

- and -

VOISEY’S BAY HOLDING CORPORATION, a corporation incorporated under the laws of Newfoundland and Labrador

(“Buyer”)

BACKGROUND:

1.

The Seller and the Buyer are parties to a master agreement among International Royalty Corporation, Archean Resources Ltd., Financial Solutions Inc., CFT Capital Inc., Sigma-Lamaque Limited Partnership, and Canadian Mineral Royalties Limited Partnership dated January 26, 2009 (the “Master Agreement”).

2.

As part of the series of transactions contemplated by the Master Agreement, the Buyer and the Seller hereby enter into this Agreement.

3.

The Seller wishes to issue the Purchased Shares (as defined below) to the Buyer from treasury.

4.

The Buyer wishes to subscribe for and purchase all, but not less than all, of the Purchased Shares and the Seller has agreed to issue all, but not less than all, of the Purchased Shares to the Buyer.

IN CONSIDERATION of the premises and the mutual agreements in this Agreement, and of other consideration (the receipt and sufficiency of which are hereby acknowledged by each Party), the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1

Definitions

In this Agreement, unless provided otherwise herein, the following terms shall have the meaning ascribed thereto:

“Affiliate” when used to indicate a relationship with a specified Person, means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person and a Person shall be deemed to be controlled by another Person if controlled in any manner whatsoever that results in control in fact by that other Person (or that other Person and any Person or Persons with whom that other Person is acting jointly or in concert), whether directly or indirectly, and whether through the ownership of securities, a trust, a contract or otherwise;

“Agreement” means this subscription agreement in each case as supplemented, amended, restated or replaced from time to time by a written agreement signed by the Parties;

“Applicable Law” means (i) any statute, law (including the common and civil law and equity), constitution, code, ordinance, rule, regulation, restriction, regulatory policy or guideline having the force of law, by-law or Order, (ii) any consent, exemption, approval or Licence of any Governmental Authority, and (iii) any policy, practice or guideline of, or contract with, any Governmental Authority which, although not actually having the force of law, is considered by such Governmental Authority as if having the force of law;

“Articles” means the original or restated articles of incorporation, articles of amendment, articles of amalgamation, articles of arrangement, articles of continuance, articles of dissolution, articles of reorganization, articles of revival, letters patent, supplementary letters patent, a special Act, memorandum and articles of association and any other instrument by which a corporation is incorporated;

“Business Day” means a day, other than a Saturday or Sunday or day on which Canadian chartered banks in Toronto, Ontario, Canada are authorized or obligated by law to close or are generally closed;

“Closing” means the completion of the subscription for and purchase by, and issuance to, the Buyer of the Purchased Shares as contemplated by this Agreement and the completion of all other Related Transactions, as contemplated by the Master Agreement which are to occur contemporaneously with the subscription for and purchase by, and issuance to, the Buyer of the Purchased Shares;

“Closing Date” means April 9, 2009, or such other Business Day as the Parties agree in writing as the date that the Closing shall take place;

“Closing Document” means any document delivered at, or subsequent to, the Closing Time as provided in, or pursuant to, this Agreement;

“Closing Time” means 2 p.m. (Toronto time) on the Closing Date or such other time on the Closing Date that the Parties may agree;

“Encumbrance” means any encumbrance of any kind whatever (registered or unregistered) and includes a security interest, mortgage, conditional sale, lien, hypothec, pledge, deposit by way of security, hypothecation, assignment, charge, security under section 426 or section 427 of the Bank Act (Canada), trust or deemed trust (whether contractual, statutory or otherwise arising), voting trust or pooling agreement with respect to securities, any adverse claim, easement, restrictive covenant, limitation, agreement, reservation, right-of-way, restriction, preferential arrangement, encroachment or burden, or joint ownership interest, grant of any exclusive licence or sole licence, or any other right, option or claim of others of any kind whatever affecting the Purchased Shares or the use of any thereof, and any rights or privileges capable of becoming any of the foregoing;

“Governmental Authority” means (i) any court, judicial body or arbitral body, (ii) any government body whether national, federal, provincial, territorial, state, municipal or local and any governmental agency, governmental authority, governmental tribunal or governmental commission of any kind whatever, (iii) any subdivision or authority of any of the foregoing, (iv) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above, and (v) any stock exchange;

“including” means “including without limitation” and the term “including” shall not be construed to limit any general statement which it follows to the specific or similar items or matters immediately following it;

“Licence” means any licence, permit, approval, right, privilege, concession or franchise issued, granted, conferred or otherwise created by a Governmental Authority;

“Order” means any order, judgment, injunction, decree, stipulation, determination, award, decision, ruling or writ of any Governmental Authority;

“Parties” means, collectively, each of the signatories to this Agreement, and “Party” means any one of them;

“Person” shall be broadly interpreted and includes an individual, a body corporate, a partnership, a trust, an association, an unincorporated organization, a Governmental Authority, the executors, administrators or other legal representatives of an individual in such capacity and any other entity recognized by law, and pronouns have a similarly extended meaning;

“Issue Price” means the issue price to be paid by the Buyer to the Seller for the Purchased Shares as provided in Section ;

“Purchased Shares” means the 318,552,382 Class A common shares in the capital of the Seller to be subscribed for and purchased by, and issued from treasury to, the Buyer pursuant to this Agreement;

“Related Transaction” means the series of transactions as defined by Section 3.1 of the Master Agreement.

1.2

Headings and References

The division of this Agreement into articles, sections, subsections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.3

Number and Gender

In this Agreement, words in the singular include the plural and vice versa and words in one gender include all genders.

1.4

Time

Time is of the essence of each provision of this Agreement.

1.5

Entire Agreement

This Agreement and the Master Agreement, including but not limited to the other Related Transactions as contemplated in the Master Agreement, constitutes the entire agreement between the Parties pertaining to the subject matter hereof and supersedes all prior agreements, negotiations, discussions and understandings, undertakings, statements, arrangements, promises, representations and agreements, whether written or oral, between the Parties.

1.6

Amendment

This Agreement may be amended, modified or supplemented only by the written agreement of the Parties.

1.7

Applicable Law

This Agreement shall be governed by, and construed, interpreted and enforced in accordance with, the laws of the Province of Ontario and the laws of Canada in force in such Province (excluding any rule or principle of the conflict of laws which might refer such construction or interpretation to the laws of another jurisdiction).

1.8

Currency

Except as specified otherwise, all statements of or references to dollar amounts in this Agreement are to Canadian dollars.

1.9

Knowledge

Where any representation, warranty or covenant contained in this Agreement is expressly qualified by reference to the “knowledge” or “awareness” of the Seller or the Buyer, as applicable, it shall be deemed to refer to the knowledge or awareness of each of the Seller or the Buyer, as applicable, and the principals and the knowledge they would have had if they had conducted a diligent inquiry into the relevant subject matter.  The Seller or the Buyer, as applicable, confirms that it and the principals have made due and diligent inquiry of such Persons as they consider necessary as to the matters that are the subject of such representations, warranties and covenants.

1.10

No Strict Construction

The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of contra preferentum or strict construction shall be applied against any Party.

ARTICLE 2
SUBSCRIPTION FOR AND ISSUANCE OF THE PURCHASED SHARES

2.1

Subscription for and Issuance of the Purchased Shares

The Buyer agrees to subscribe for and purchase the Purchased Shares and the Seller agrees to issue the Purchased Shares to the Buyer on the terms and conditions contained in this Agreement.

2.2

Issue Price

The issue price for the Purchased Shares shall be Cdn.$197,664,000 in the aggregate (being the Canadian dollar equivalent of US$ 160,000,000 determined using the Exchange Rate).  For the purpose of this Agreement, “Exchange Rate” means 1.2354, being the Cdn.$ / US$ noon rate of exchange of The Bank of Canada on April 8, 2009.

2.3

Payment of Issue Price

The Issue Price for the Purchased Shares shall be paid and satisfied by a wire transfer from the Buyer to the Seller at the Closing, of an amount of US$ 160,000,000 or as otherwise directed by the Seller.

2.4

Delivery of Certificates

The Seller shall cause its transfer agent to deliver to the Buyer at the Closing Time a share certificate representing the Purchased Shares and to duly register the Buyer in the register of holders of Class A common shares of the Seller as the holder of the Purchased Shares.

2.5

Place of Closing

The Closing shall take place at the Closing Time at the offices of Fasken Martineau DuMoulin LLP, Suite 4200, Toronto Dominion Bank Tower, Toronto-Dominion Centre, Toronto, Ontario, or at such other place as may be agreed upon by the Parties.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1

Representations and Warranties of Seller

The Seller represents and warrants to the Buyer as set out in the following Subsections of this Section and acknowledges that the Buyer is relying upon such representations and warranties in entering into this Agreement.

3.1.1

Corporate Matters

(a)

The Seller is a company duly incorporated, organized and validly existing under the laws of Quebec. No proceedings have been taken or authorized by the Seller or, to the best of Seller’s knowledge, by any other Person, and are continuing, with respect to the bankruptcy, insolvency, liquidation, dissolution or winding up, as applicable, of the Seller, except for those relating to the proposal of the Seller to its creditors and the proposals of Sigma-Lamaque Limited Partnership and Sigma-Lamaque Management Inc. to their creditors, which the Buyer hereby declares that it is aware of.

(b)

The Seller has all necessary power and authority to issue the Purchased Shares and to execute and deliver, and to observe and perform its covenants and obligations under, this Agreement and the Closing Documents to which it is a party.

(c)

The Seller has taken all action necessary to authorize the execution and delivery of, and the observance and performance of its covenants and obligations under, this Agreement and the Closing Documents to which it is a party.

(d)

This Agreement has been, and each Closing Document to which the Seller is a party will on Closing be, duly executed and delivered by the Seller, and this Agreement constitutes, and each Closing Document to which the Seller is a party will on Closing constitute, a valid and binding obligation of the Seller enforceable against it in accordance with its terms.

3.1.2

Absence of Conflicting Agreements

None of the execution and delivery of, or the observance and performance by the Seller of any covenant or obligation under, this Agreement or any Closing Document to which it is a party, or the Closing:

(a)

contravenes or results in, or will contravene or result in, a violation of or a default under or a right of termination (with or without the giving of notice or lapse of time, or both) or in the acceleration of any obligation under:

(i)

any Applicable Law;

(ii)

the articles, by-laws, or directors’ or shareholders’ resolutions of the Seller; or

(iii)

the provisions of any agreement, including any mortgage, security document, obligation or instrument, to which the Seller is a party, or by which it is bound or affected.

3.1.3

Consents and Approvals

Except for post-closing filings under applicable securities legislation, no consent, approval, Licence, Order, authorization, registration or declaration of, or filing with, any Governmental Authority or other Person is required by the Seller, in connection with:

(a)

the Closing;

(b)

the execution and delivery by the Seller of this Agreement or the Closing Documents; or

(c)

the observance and performance by the Seller of its obligations under this Agreement or the Closing Documents.

3.1.4

Purchased Shares

The Seller is authorized to issue the Purchased Shares and the Purchased Shares will have been duly issued as fully paid and non-assessable Class A common shares in the capital of the Seller at closing.

3.1.5

Securities Legislation

The issuance of the Purchased Shares to the Buyer will be made in compliance with the prospectus and registration exemptions (including but not limited to the “Minimum Investment Amount” exemption provided under section 2.10 of National Instrument 45-106 or as an “accredited investor” as described in section 1.1 of National Instrument 45-106) or otherwise in accordance with Applicable Law.

3.1.6

Disclosure

No representation or warranty in this Agreement contains any untrue statement of a material fact and the representations and warranties contained in this Agreement do not omit to state any material fact necessary to make any of the representations or warranties contained herein not misleading to a prospective buyer of the Purchased Shares.

3.2

Survival of Representations and Warranties of Seller

All representations, warranties, statements, covenants and agreements made by the Seller in this Agreement or any Closing Document shall survive the Closing and shall continue in full force and effect as follows:

(a)

the representations and warranties set forth in Sections  ,  and , 3.1.4 and  of this Agreement shall survive the Closing and continue without time limit;

(b)

all of the other representations and warranties contained in this Agreement or any Closing Document shall survive for a period of only two years from the Closing Time; and after such period, the Seller shall not have any further liability hereunder with respect to such representations and warranties except with respect to claims properly made within such period; and

(c)

all covenants and agreements of the Seller contained in this Agreement or any Closing Document shall survive the Closing and continue without time limit.

For greater certainty, there shall be no limitation on the right of the Buyer to bring any claim, action or proceeding based on any fraudulent misrepresentation of the Seller.

3.3

Representations and Warranties of the Buyer

The Buyer represents and warrants to the Seller as set out in the following Subsections of this Section and acknowledges that the Seller is relying upon such representations and warranties in entering into this Agreement.

3.3.1

Corporate Matters

(a)

The Buyer is a corporation duly incorporated, organized and validly existing under the laws of Newfoundland and Labrador.  No proceedings have been taken or authorized by the Buyer or, to the best of the Buyer's knowledge, by any other Person, with respect to the bankruptcy, insolvency, liquidation, dissolution or winding up of the Buyer.

(b)

The Buyer has all necessary power and authority to execute and deliver, and to observe and perform its covenants and obligations under, this Agreement and the Closing Documents to which it is a party.

(c)

The Buyer has taken all action necessary to authorize the execution and delivery of, and the observance and performance of its covenants and obligations under, this Agreement and the Closing Documents to which it is a party.

(d)

This Agreement has been, and each Closing Document to which the Buyer is a party will on Closing be, duly executed and delivered by the Buyer, and this Agreement constitutes, and each Closing Document to which the Buyer is a party will on Closing constitute, a valid and binding obligation of the Buyer enforceable against the Buyer in accordance with its terms.

3.3.2

Absence of Conflicting Agreements

None of the execution and delivery of, or the observance and performance by the Buyer of any covenant or obligation under, this Agreement or any Closing Document to which it is a party, or the Closing:

contravenes or results in, or will contravene or result in, a violation of or a default under or a right of termination (with or without the giving of notice or lapse of time, or both) or in the acceleration of any obligation under:

(i)

any Applicable Law;

(ii)

the articles, by-laws, or directors’ or shareholders’ resolutions of the Buyer; or

(iii)

the provisions of any agreement, including any mortgage, security document, obligation or instrument, to which the Buyer is a party, or by which it is bound or affected.

3.3.3

Investment Canada Act

The Buyer is a Canadian within the meaning of the Investment Canada Act.

3.3.4

Accredited Investor

The Buyer is an accredited investor within the meaning of National Instrument 45-106 and is purchasing the Purchased Shares as principal.

3.3.5

Consents and Approvals

No consent, approval, Licence, Order, authorization, registration or declaration of, or filing with, any Governmental Authority is required by the Buyer in connection with

(a)

the Closing,

(b)

the execution and delivery by the Buyer of this Agreement or any Closing Document to which it is a party, or

(c)

the observance and performance by the Buyer of its obligations under this Agreement or any Closing Documents to which it is a party.

3.4

Survival of Representations and Warranties of Buyer

All representations, warranties, statements, covenants and agreements made by the Buyer in this Agreement or any Closing Document shall survive the Closing and shall continue in full force and effect as follows:

(a)

the representations and warranties set forth in Sections  ,  and , and  of this Agreement shall survive the Closing and continue without time limit;

(b)

all of the other representations and warranties contained in this Agreement or any Closing Document shall survive for a period of only two years from the Closing Time; and after such period, the Buyer shall not have any further liability hereunder with respect to such representations and warranties except with respect to claims properly made within such period; and

(c)

all covenants and agreements of the Buyer contained in this Agreement or any Closing Document shall survive the Closing and continue without time limit.

For greater certainty, there shall be no limitation on the right of the Seller to bring any claim, action or proceeding based on any fraudulent misrepresentation of the Buyer.

ARTICLE 4
CONDITIONS PRECEDENT

4.1

Buyer’s Conditions

The Buyer shall be obliged to complete the Closing only if each of the conditions precedent set out in the following Subsections of this Section  have been satisfied in full at or before the Closing Time.  Each of such conditions precedent is for the exclusive benefit of the Buyer and the Buyer may waive any of them in whole or in part in writing.

4.1.1

Accuracy of Representations and Performance of Covenants

At the Closing Time, all of the representations and warranties of the Seller made in, or pursuant to, this Agreement shall be true and correct as if made at, and as of, the Closing Time (regardless of the date as of which the information in this Agreement or other document made pursuant hereto is given) and shall have been true and correct at all times, except to the extent that such representations and warranties may be affected by events or transactions expressly permitted by this Agreement.  At the Closing Time, the Seller shall have observed or performed in all respects all of the obligations, covenants and agreements which it must perform at or before the Closing Time.

4.1.2

Consents, Authorizations and Registrations

All consents, approvals, Orders and authorizations of any Person or Governmental Authority (or registrations, declarations, filings or recordings with any of them), required for the Closing and other than routine post-closing notifications or filings), shall have been obtained or made on or before the Closing Time.

4.1.3

Litigation

No Order shall have been entered that prohibits or restricts the Closing.  None of the Parties (including the Buyer), nor any of their respective directors, officers, employees or agents, shall be a defendant in or third party to or threatened with any litigation or proceedings before any court or Governmental Authority which, in the opinion of the Buyer, acting reasonably, could prevent or restrict that Party from performing any of its obligations in this Agreement or any Closing Document.

4.1.4

Receipt of Closing Documentation

All documentation relating to the sale and purchase of the Purchased Shares including the Closing Documents relating to the due authorization and completion of such sale and purchase and all actions and proceedings taken on or prior to the Closing in connection with the performance by the Seller of its obligations under this Agreement shall be satisfactory to the Buyer and its counsel.  The Buyer shall have received copies of the Closing Documents required to be delivered on or before Closing and all such documentation or other evidence as it may reasonably request in order to establish the consummation of the transactions contemplated hereby and the taking of all corporate proceedings in connection therewith in form (as to certification and otherwise) and substance satisfactory to the Buyer and its counsel.  For greater certainty, the failure to complete any Related Transaction as contemplated by the Master Agreement on Closing with such modifications as have been agreed to in writing by the parties thereto prior to Closing, and for greater certainty the execution of implementing agreements by any of the parties shall be conclusive evidence that modifications of the Master Agreement reflected therein have been agreed to by the parties thereto, shall result in the nullification of all Related Transactions and the purchase of the Purchased Shares as contemplated by this Agreement.

4.2

Sellers’ Obligations

The Seller shall be obliged to complete the Closing only if each of the conditions precedent set out in the following subsections of this Section  have been satisfied in full at or before the Closing Time.  Each of such conditions precedent is for the exclusive benefit of the Seller and the Seller may waive any of them in whole or in part in writing.

4.2.1

Performance of Covenants

At the Closing Time, the Buyer shall have observed or performed in all respects all of the obligations, covenants and agreements which it must perform at or before the Closing Time.

At the Closing Time, all of the representations and warranties of the Buyer made in, or pursuant to, this Agreement shall be true and correct as if made at, and as of, the Closing Time (regardless of the date as of which the information in this Agreement or other document made pursuant hereto is given) and shall have been true and correct at all times, except to the extent that such representations and warranties may be affected by events or transactions expressly permitted by this Agreement.

4.2.2

Consents, Authorizations and Registrations

All consents, approvals, Orders and authorizations of any Person or Governmental Authority (or registrations, declarations, filings or recordings with any of them), required for the Closing and other than routine post-closing notifications or filings), shall have been obtained or made on or before the Closing Time.

4.2.3

Litigation

No Order shall have been made that prohibits or restricts the Closing.  None of the Parties (including the Seller), nor any of their respective directors, officers, employees or agents, shall be a defendant in or third party to or threatened with any litigation or proceedings before any court or Governmental Authority which, in the opinion of the Seller, acting reasonably, could prevent or restrict that Party from performing any of its obligations in this Agreement or any Closing Document.

4.2.4

Receipt of Closing Documentation

All documentation relating to the sale and purchase of the Purchased Shares including the Closing Documents relating to the due authorization and completion of such sale and purchase and all actions and proceedings taken on or prior to the Closing in connection with the performance by the Buyer of its obligations under this Agreement shall be satisfactory to the Seller and its counsel.  The Seller shall have received copies of the Closing Documents required to be delivered on or before Closing and all such documentation or other evidence as it may reasonably request in order to establish the consummation of the transactions contemplated hereby and the taking of all corporate proceedings in connection therewith in form (as to certification and otherwise) and substance satisfactory to the Seller and its counsel.  For greater certainty, the failure to complete any Related Transaction as contemplated by the Master Agreement on Closing with such modifications as have been agreed to in writing by the parties thereto prior to Closing, and for greater certainty the execution of implementing agreements by any of the parties shall be conclusive evidence that modifications of the Master Agreement reflected therein have been agreed to by the parties thereto, shall result in the nullification of all Related Transactions and the purchase of the Purchased Shares as contemplated by this Agreement.

4.3

Waiver

Any Party may waive, by notice to the other Parties, any condition set forth in this Section 4 which is for its benefit.  No waiver by a Party of any condition, in whole or in part, shall operate as a waiver of any other condition.

4.4

Termination on Failure to Satisfy Conditions

If any condition set forth in Section  or  is not satisfied at the Closing Time, or if it becomes apparent that any such condition cannot be satisfied at the Closing Time, the Party entitled to the benefit of such condition (the “First Party”) may terminate this Agreement by notice in writing to the other Party and for greater certainty the failure to complete any Related Transaction as contemplated by the Master Agreement on Closing shall result in the nullification of all Related Transactions and the issuance of the Purchased Shares as contemplated by this Agreement.

ARTICLE 5
GENERAL

5.1

Expenses

Each Party shall pay all expenses it incurs in authorizing, preparing, executing and performing this Agreement and the transactions contemplated hereunder, whether or not the Closing occurs, including all fees and expenses of its legal counsel, bankers, investment bankers, brokers, accountants or other representatives or consultants.

5.2

Notices

(a)

Method of Delivery.  Any notice, demand or other communication (in this Section, a “notice”) required or permitted to be given or made hereunder shall be in writing and shall be sufficiently given or made if (i) delivered in person during normal business hours on a Business Day at the applicable address set forth below; or (ii) sent by any electronic means of sending messages (“Electronic Transmission”), including facsimile transmission and e-mail, during normal business hours on a Business Day;

in the case of a notice to the Seller, addressed to it at:

McWatters Mining Inc.

Suite 1550 – 400 Burrard Street

Vancouver, British Columbia

V6C 3A6

Attention:

Robert Friesen

Fax No.:

604 682 3637

E-mail:

finsol@telus.net

with a copy (which shall not constitute notice) to:

McCarthy Tetrault LLP

1000 de la Gauchetière Street West

25th Floor

Montréal, Québec

H3B 0A2

Attention:

Patrick Boucher

Fax No.:

514 875-6246

E-mail:

pboucher@mccarthy.ca

and in the case of a notice to the Buyer, addressed to it at:

Voisey’s Bay Holding Corporation

215 Water Street, Altantic Place

St. John’s, Newfoundland and Labrador

A1C 6C9

Attention:

Raymond Jenner

Fax No.:

303 799-9017

E-mail:

rjenner@internationalroyalty.com

with a copy to (which shall not constitute notice):

Fasken Martineau DuMoulin LLP

66 Wellington Street West

P.O. Box 20, Suite 4200

Toronto Dominion Bank Tower

Toronto-Dominion Centre

Toronto, Ontario

M5K 1N6

Attention:

Michael Bourassa

Fax No.:

416 364-7813

E-mail:

mbourassa@fasken.com

(b)

Deemed Delivery.  Each notice sent in accordance with this Section shall be deemed to have been received:

(i)

in the case of personal delivery, if delivered before 5:00 p.m., on the day it was delivered; otherwise, on the first Business Day thereafter; or

(ii)

in the case of Electronic Transmission, on the same day that it was sent if sent on a Business Day and the acknowledgement of receipt is received by the sender before 5:00 p.m. (recipient’s time) on such day, and otherwise on the first Business Day thereafter.

Any Party may change its address for notice by written notice delivered to the other Parties.

5.3

Public Announcements

Before the Closing Date, no Party shall make any public statement or issue any press release concerning the transactions contemplated by this Agreement except as may be necessary, in the opinion of counsel to the Party making such disclosure, to comply with the requirements of all Applicable Law.  If any such public statement or release is so required, the Party making such disclosure shall consult with the other Parties prior to making such statement or release, and the Parties shall use all reasonable efforts, acting in good faith, to agree upon a text for such statement or release which is satisfactory to all Parties.

5.4

Assignment

No party may assign any right or benefit to this Agreement without the consent of the other party.  The Buyer may, without the consent of the Seller, assign this Agreement and its rights and benefits hereunder to an Affiliate.

5.5

Further Assurances

Each Party shall do such acts and shall execute such further documents, conveyances, deeds, assignments, transfers and the like, and will cause the doing of such acts and will cause the execution of such further documents as are within its power, as any other Party may in writing at any time and from time to time reasonably request be done and or executed, which are required in order to give full effect to the provisions of this Agreement and each Closing Document.

5.6

Counterparts

This Agreement may be executed in any number of counterparts.  Each executed counterpart shall be deemed to be an original.  All executed counterparts taken together shall constitute one and the same original agreement.

5.7

Facsimile Execution

To evidence the fact that it has executed this Agreement, a Party may send a copy of its executed counterpart to all other Parties by facsimile transmission or by electronic mail in Portable Document File (PDF) format.  That Party shall be deemed to have executed this Agreement on the date it sent such facsimile or electronic transmission.  In such event, such Party shall forthwith deliver to the other Parties the counterpart of this Agreement executed by such Party.

5.8

Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of this Agreement is not affected in any manner materially adverse to any Party.

5.9

Language

The Parties have expressly required that this Agreement and all documents and notices relating hereto be drafted in English.  Les parties aux présentes ont expressément exigé que la présente convention et tous les documents et avis qui y sont afférents soient rédigés en anglais.

[Remainder of this page intentionally left blank.]

IN WITNESS WHEREOF this Agreement has been executed by the Parties.

MCWATTERS MINING INC.
Per:	(Signed) Robert Friesen
Robert Friesen
President

VOISEY’S BAY HOLDING CORPORATION
Per:	(Signed) Ray W. Jenner
Ray W. Jenner
Chief Financial Officer & Secretary